Exhibit (4)(xx)

FORETHOUGHT LIFE INSURANCE COMPANY

[300 N. Meridian St.

Suite 1800

Indianapolis, IN 46204]

NURSING CARE WAIVER OF WITHDRAWAL CHARGE RIDER

This rider is made a part of the Contract to which it is attached and is effective on the Issue Date of the Contract. Terms used in this rider shall have the same meanings as are set forth in the Contract to which this rider is attached unless otherwise defined in this rider. In case of a conflict between the terms of this rider and the terms of the Contract, the terms of this rider will control. This rider modifies the Contract by adding the following provisions and terms:

BENEFIT

During a Covered Person’s Eligible Confinement, a Partial Withdrawal or full Surrender of the Contract Value will not be subject to a Withdrawal Charge or a Market Value Adjustment, if applicable.

This benefit will be provided if You provide Proof of Eligible Confinement in writing, and request a Partial Withdrawal or full Surrender of Contract Value within 91 days of the last day of confinement. However, in situations where it can be shown that it was not reasonably possible to provide the required proof within the required period of time, such proof must be provided within 1 year after proof is otherwise required, except in the absence of legal capacity. If the Proof of Eligible Confinement provided by You does not meet the requirements of this rider, You will be notified and provided with the opportunity to accept or reject the surrender proceeds, including any Withdrawal Charge and Market Value Adjustment, if applicable, prior to the disbursement of such proceeds.

Any ownership change will result in the termination of this rider, except if after such ownership change the original Owner continues to be the beneficial Owner.

This rider does not and is not intended to offer long term care insurance.

DEFINITIONS

Approved Nursing Facility – A facility which:

1.	provides skilled nursing care under the supervision of a Physician; and

2.	has 24 hour a day nursing services by or under the supervision of a registered nurse; and

3.	keeps a daily medical record of each patient.

Covered Person

1.	a current Owner if:
a)	that Owner has been an Owner continuously since the Issue Date of the Contract; and

b)	was not confined on such date; or

2.	if the Owner(s) is a non-natural person, the Covered Person is the current Annuitant, if (i) that Annuitant has been the Annuitant continuously since the Issue Date of the Contract and (ii) was not confined on such date.

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Eligible Confinement - Confinement, at the recommendation of a Physician, for at least 90 consecutive calendar days, to an Approved Nursing Facility, or such confinement occurs within 30 days of a previously covered Eligible Confinement, and such recommendation was made after the Issue Date of the Contract.

Physician - A medical doctor who is licensed by the state in which he/she practices medicine and is not a member of the Owner’s family.

Proof - Written evidence reasonably satisfactory to Us, affirmed by a Physician that a Covered Person has had an Eligible Confinement.

RIDER TERMINATION

This rider will terminate at the earliest of:

1.	the termination of the Contract to which this rider is attached; or

2.	the date You elect to revoke this rider.

Termination of this rider will not prejudice the waiver of any Withdrawal Charge while the rider was in force.

RIDER CHARGE

There are no Rider Charges assessed for this rider.

Signed for Forethought Life Insurance Company

President
Forethought Life Insurance Company

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